FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Wheaton River Minerals Ltd. (“Wheaton River”) 1560-200 Burrard Street Vancouver, British Columbia V6C 3L6

2.	Date of Material Change

December 5, 2004

3.	News Release

A news release with respect to the material change referred to in this report was issued through newswire services on December 5, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On December 5, 2004, Wheaton River announced that it had reached an agreement in principle to combine with Goldcorp Inc. (“Goldcorp”). The combination would be effected through a share exchange take-over bid where Goldcorp would offer one common share of Goldcorp for every four common shares of Wheaton River.

5.	Full Description of Material Change

On December 5, 2004, Wheaton River announced that it had reached an agreement in principle to combine with Goldcorp. The combination would be effected through a share exchange take-over bid (the “Offer”) where Goldcorp would offer to purchase all of the outstanding common shares of Wheaton River (“Wheaton River Shares”) on the basis of one common share of Goldcorp for every four common shares of Wheaton River.

The making of the Offer is subject to board approval of a definitive agreement between Goldcorp and Wheaton River, the satisfactory completion of due diligence investigations and the receipt by Wheaton River of an opinion from its financial advisor that the consideration offered under the Offer is fair, from a financial point of view, to its shareholders. Goldcorp and Wheaton River have agreed to negotiate exclusively with each other for 21 days and to exchange confidential information with a view to completing their due diligence investigations and settling a definitive agreement as soon as possible.

If a definitive agreement is reached and the Offer is made, it would be conditional on the deposit of at least 66-2/3% of the Wheaton River Shares outstanding as at the expiry of the Offer. This minimum tender condition may be waived by Goldcorp only with the consent of Wheaton River. In addition, the Offer would be subject to customary conditions, including receipt of regulatory approvals or expiry of relevant waiting periods.

The definitive agreement would contain customary non-solicitation provisions in respect of Wheaton River, provided, however, that the board of directors of Wheaton River would be permitted to respond to a superior proposal if required to do so in order to satisfy its fiduciary duties. Prior to entering into any agreement regarding a superior proposal, Wheaton River would provide Goldcorp with an opportunity to match the superior proposal. Upon the occurrence of customary termination fee events, including if the board of directors of Wheaton River withdraws or changes its recommendation of the Offer to recommend a superior proposal or the definitive agreement is terminated to enter into a superior proposal, Wheaton River would pay to Goldcorp a termination fee of US$35 million. In addition, if the definitive agreement is terminated as a result of a material breach of a representation, warranty or covenant, the breaching party would pay US$35 million to the non-breaching party as liquidated damages.

Upon the acquisition by Goldcorp of at least 66-2/3% of the Wheaton River Shares outstanding as at the expiry of the Offer, Mr. Ian Telfer, the Chief Executive Officer of Wheaton River, would become chief executive officer of Goldcorp and as soon as practicable thereafter, the board of directors of Goldcorp would be comprised of ten members, of which five members would be current directors of Wheaton River. Mr. Robert McEwen would remain as chairman of Goldcorp.

The transaction would be completed in two-steps consisting of the Offer for all outstanding Wheaton River Shares and a subsequent compulsory acquisition or second-step going private transaction to acquire all Wheaton River Shares not acquired pursuant to the Offer.

No offer would be made for outstanding Wheaton River warrants. Upon the completion of the acquisition of Wheaton River by Goldcorp, Wheaton River warrants would become exercisable for Goldcorp common shares instead of Wheaton River Shares on the basis of the share exchange ratio in the Offer and otherwise on the same terms and conditions of the relevant warrant.

Following the completion of the acquisition of Wheaton River by Goldcorp:

•	four 2002 Wheaton River warrants (each with an exercise price of $1.65 for one Wheaton River Share) would be exercisable for one Goldcorp common share for an aggregate exercise price of $6.60;

•	four Series “A” Wheaton River warrants (each with an exercise price of $1.65 for one Wheaton River Share) would be exercisable for one Goldcorp common share for an aggregate exercise price of $6.60; and

•	four Series “B” Wheaton River warrants (each with an exercise price of $3.10 for one Wheaton River Share) would be exercisable for one Goldcorp common share for an aggregate exercise price of $12.40.

Wheaton River’s board of directors has established a committee of independent directors to evaluate the proposed transaction and make a recommendation to the Wheaton River board of directors. The special committee has retained Merrill Lynch to act as its financial advisor and Farris, Vaughan, Wills & Murphy to act as its legal advisor. Davies Ward Phillips & Vineberg LLP is acting as Wheaton River’s legal advisor.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Wheaton River at (604) 696-3000.

DATED this day of December, 2004.

Per:	/s/ Peter Barnes

Peter Barnes
Executive Vice President and Chief
Financial Officer